EXHIBIT 99.1

Canagold Resources LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Announces Sale of Hot Springs Point Property in Nevada

Vancouver, Canada – July 7, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) is pleased to announce that it has sold its 100% interest in the 160 acre Hot Springs Point property located in Eureka County, Nevada for $480,000 USD to a third party.

Hot Springs Point is one of 14 mineral properties and two royalties in the American Innovative Minerals (“AIM”) USA gold package acquired by Canagold in 2017 and is one of five AIM properties that have since been leased, optioned or sold by the Company to third parties wanting to explore and earn interests in  Canagold’s Nevada/Idaho portfolio.

Scott Eldridge, Canagold’s CEO, said: “This transaction allows Canagold to monetize and realize value on Hot Springs Point while we focus on our flag ship asset New Polaris in British Columbia. We continue to generate shareholder value through the sale or option of our smaller non-core properties”.

The Company continues to receive expressions of interest in seven properties in Nevada that are available for option, lease or purchase. Canagold is focused on creating shareholder value by advancing its 100% owned New Polaris Gold project located in British Columbia, Canada.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd., is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”

Scott Eldridge
Chief Executive Officer
CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:  Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700 Tel: (604) 604-416-0337 Cell: (604) 551-2360

Email: knox@canagoldresources.com  Website: www.canagoldresources.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Dissident’s intentions in providing the advance notice and their plans for Canagold and its future financings; the Dissident’s nominees working together at Canagold to advance the Dissident’s agenda; and the availability of other financing opportunities on equal or better terms than those offered by the Dissident. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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